Exhibit 99.78

NexGen Returns 30.0 m at 15.07% U3O8 including 6.0 m at 51.97%

U3O8 which included 2.0 m at 68.20% U3O8 at Arrow

Vancouver, BC, December 20, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report assay results for the final ten Arrow holes from the summer drilling program on its 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

The final assay results from the Arrow Deposit have now been received for drilling completed in 2016. Scissor hole AR-16-111c2 returned 30.0 m at 15.07% U3O8 including 6.0 m at 51.97% U3O8 which included 2.0 m at 68.20% U3O8 both inside and outside the A2 High Grade Domain. Hole AR-16-111c2 was drilled 62 m down-dip and southwest from hole AR-16-98c2 which returned 26.5 m at 20.27% U3O8 including 10.0 m at 51.4% U3O8 (see news release dated November 8, 2016). Additionally, scissor hole AR-16-112c2 returned 40.5 m at 6.18% U3O8 including 24.0 m at 10.35% U3O8 which included 4.0 m at 44.80% U3O8 below the A2 High Grade Domain grade shell.

In the A3 shear, infill drilling continues to define the area of mineralization which remains open in all directions. Scissor hole AR-16-113c1 which was drilled 47 m down-dip and northeast from hole AR-15-57c2 (see News Release dated November 30, 2015) returned 17.0 m at 1.83% U3O8 in an important infill area.

All assays from 73,091 m of 2016 drilling on the Arrow Deposit have now been received. The Company will commence incorporating this data into an updated resource estimate scheduled for completion in H1 2017 (59,796m of drilling comprised the maiden Inferred Mineral Resource of 201.9Mlbs @ 2.63%U3O8 - see news release dated March 3, 2016). The majority of the currently defined A2 High Grade Domain is currently drilled at an average spacing of 25 m x 25 m (versus 50 m x 50 m drill spacing for the maiden resource estimate) and still remains open.

Highlights:

A2 High Grade Domain

•	Scissor hole AR-16-111c2 (40 m up-dip and southwest from AR-15-44b) intersected 30.0 m at 15.07% U3O8 (535.0 to 565.0 m), including 6.0 m at 51.97% U3O8 (542.5 to 548.5 m) which included 2.0 m at 68.20% U3O8 (542.5 to 544.5 m).

•	Scissor hole AR-16-112c2 (126 m down-dip and southwest from AR-15-44b) intersected 40.5 m at 6.18% U3O8 (571.5 to 612.0 m), including 24.0 m at 10.35% U3O8 (576.5 to 600.5 m) which included 4.0 m at 44.80% U3O8 (583.5 to 587.5 m).

•	Scissor hole AR-16-112c1 (102 m down-dip and southwest from AR-15-44b) intersected 15.0 m at 3.46% U3O8 (568.0 to 583.0 m), including 5.0 m at 10.08% U3O8 (577.0 to 582.0 m).

•	Scissor hole AR-16-110c1 (129 m down-dip and northeast from AR-15-44b) intersected 8.5 m at 3.82% U3O8 (627.5 to 636.0 m), including 3.0 m at 9.98% U3O8 (629.0 to 632.0 m).

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.8m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.9m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Assay Result (U3O8) =	36.5m at 10.11%	27.5 m at 10.09%	11.0m at 30.62%	78m at 10.00%	56.5m at 11.55%	59.5m at 10.13%	31.5m at 10.03%
	and		15.5m at 10.01%

Winter 2016	AR-16- 81c3[2]	AR-16- 76c4[2]	AR-16- 76c1[2]	AR-16- 76c3[2]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR-16- 86c1[2]	AR-16- 74c1[2]	AR-16- 63c2[2]	AR-16- 91c2[2]	AR-16- 64c3[2]	AR-16- 64c2[2]	AR-16- 64c1[2]	AR-16- 72c2[2]	AR-16- 78c1[2]	AR-16- 78c4[2]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0m	88.0m	138.0m	89.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.8m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	13.4m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.8m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	6.0m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m
Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	3.0m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m
Assay Result (U3O8) =	23m at 17.19%	10m at 5.15%	67.5m at 11.29%	50m at 15.05%	8m at 20.15%	15m at 8.28%	19.0m at 20.40%	47m at 3.41%	42m at 15.20%	40.5m at 12.69%	14m at 10.30%	48.5m at 11.15%	12.5m at 20.4%	33.5m at 4.65%	37.5m at 12.94%	37.5m at 17.60%
	and	14.5m at 5.08%	and					16m at 2.21%	46.5m at 12.99%	and				11.0m at 4.08%

Summer 2016	AR-16- 92c3[2]	AR-16- 112c2[1]	AR-16- 111c1[2]	AR-16- 111c2[1]	AR-16- 98c2[2]	AR-16- 106c1[2]	AR-16- 106c2[2]	AR-16- 93c2[2]	AR-16- 96c2[2]	AR-16- 91c4[2]
Total composite mineralization =	49.5m	37.0m	49.5m	39.0m	85.0m	63.0m	41.0m	69.5m	60.5m	78.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	7.1m	5.45m	7.35m	5.8m	3.3m	7.8m	7.8m	8.15m	8.9m	6.1m
Total Off-scale (>30,000 to 60,999 cps)[3] =	1.4m	2.0m	2.5m	2.0m	1.0m	1.8m	1.5m	1.5m	3.5m	2.05m
Total Off-scale (>61,000 cps)[3] =	2.3m	1.65m	1.0m	5.0m	5.75m	2.5m	0.5m	1.5m	1.0m	1.5m

Assay Result (U3O8) =	12m at 12.02%	24m at 10.35%	27m at 10.27%	30m at 15.07%	55m at 10.12%	27m at 10.10%	16.5m at 10.34%	12m at 20.21%	10m at 15.73%	12m at 16.70%
	14m at 18.21%	and

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Assay results shown are high grade sub-intervals of composite assay lengths at a cut-off grade of 0.01% U3O8 and may include up to 2m of internal dilution All intervals are core lengths; true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

Arrow, Activities & Financial

•	Preparations for a 35,000 m winter drill program to begin in late January 2017 are nearing completion.

•	An updated NI 43-101 resource estimate on the Arrow Deposit is scheduled for the first half of 2017.

•	The Company has cash on hand of approximately $73 million.

•	Assays from 22 holes remain pending; 20 from Harpoon and 2 regional exploration holes.

An A2 long section as well as a plan map with hole locations are shown in Figures 1 and 2. Table 2 shows complete assay results from this release.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Scissor drill holes AR-16-111c2 and -112c2 have returned strong assay results over wide intervals with dense massive to semi-massive pitchblende, which has become the signature of the A2 High Grade Domain. Infill and step out drilling in 2016 across the Arrow Deposit has exceeded our expectations with material growth across the mineralized area as well as confirmed strong continuity. We look forward to the upcoming winter 2017 drill program which will focus primarily on infill and expansion drilling at Arrow and high priority regional targets in the vicinity of Arrow.”

Leigh Curyer, Chief Executive Officer, commented: “These impressive assay results conclude a highly successful 2016 drilling program at Arrow which included many highlights and exceeded all program objectives. The drill program expanded the Arrow footprint and significantly enhanced our understanding of the high grade zones within the area of mineralization. And yet, Arrow remains open and a significant amount of future drilling is required to fully estimate the total extent of mineralization at Arrow. With the final 2016 assays received for Arrow, we will commence the resource modelling and estimating process in order to publish an updated mineral resource estimate in the first half of 2017. Prior to the updated resource being published, we will commence our winter 2017 drill program together with the various engineering and development studies.”

Figure 1: A2 Mineralized Long Section

400m
500m
600m
700m
111c2
15.07%
30.0m
112c1
10.08%
5.0m
112c2
10.35%
24.0m
110c1
9.98%
3.0m

LEGEND

3.89% — % U3O8
17.5m — Length

Denotes mineralized intersection parallel to longsection

A2 High Grade Domain (March 2016)

Section width: 50m

Pierce points are positioned in the centre of the section width

All intersections are core lengths

Larger diameter pierce points were drilled in 2016
Smaller diameter pierce points were drilled in 2014 and 2015

The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information

SCALE 1 : 2500

(m)

-20 0 20 40 60

NAD83 / UTM zone 12N

AZIMUTH = 55°

N E S W

NexGen Energy

Arrow Deposit

A2 Shear - Longitudinal Section

Figure 2: Arrow Drill Hole Locations

Table 2: Arrow Deposit Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-16-109c1	327	-70	861.50	119.70	393.00	393.50	0.50	0.18
					508.00	508.50	0.50	0.02
					524.50	531.50	7.00	0.04
					539.50	541.50	2.00	0.59
					575.50	588.00	12.50	0.05
					592.00	599.00	7.00	0.05
					602.00	602.50	0.50	0.20
					643.50	657.50	14.00	0.99
					677.00	677.50	0.50	0.05
					697.00	698.00	1.00	0.11
					706.50	709.50	3.00	0.04
					717.00	718.00	1.00	0.08
					731.50	732.00	0.50	0.04
					737.00	742.50	5.50	0.21
					748.00	761.00	13.00	0.10
AR-16-109c2	327	-70	816.50	119.70	494.50	495.00	0.50	0.08
					504.50	505.50	1.00	1.33
					512.00	512.50	0.50	0.21
					518.50	519.00	0.50	0.38
					522.50	523.00	0.50	0.16
					532.00	534.00	2.00	2.14
					537.00	541.50	4.50	1.50
					546.50	553.00	6.50	0.13
					570.00	575.00	5.00	0.09
					580.50	581.50	1.00	0.06
					589.50	590.00	0.50	0.15
					594.50	596.50	2.00	0.31
					607.00	608.00	1.00	0.03
					615.50	616.50	1.00	0.04
					635.50	637.00	1.50	0.05
					640.00	642.00	2.00	0.10
					645.00	655.00	10.00	0.21
					658.00	659.00	1.00	0.02
					673.00	673.50	0.50	0.11
					683.50	687.00	3.50	0.10
AR-16-109c3	327	-70	873.50	119.70	475.00	475.50	0.50	0.02
					490.00	493.00	3.00	0.18

					500.50	501.00	0.50	0.05
					509.00	514.50	5.50	0.31
					522.50	523.00	0.50	0.11
					531.00	532.00	1.00	0.30
					539.00	539.50	0.50	0.07
					552.00	553.00	1.00	0.15
					559.00	559.50	0.50	0.34
					577.00	578.50	1.50	0.19
					617.00	618.00	1.00	0.19
					626.00	639.50	13.50	1.52
					651.00	653.50	2.50	0.03
					664.50	679.00	14.50	0.04
					688.00	695.50	7.50	0.09
AR-16-110c1	327	-70	863.50	132.10	452.50	465.50	13.00	0.52
					479.50	482.00	2.50	0.40
					489.00	493.00	4.00	0.66
					509.50	510.00	0.50	0.69
					519.50	545.00	25.50	0.80
					549.00	555.00	6.00	0.03
					559.00	566.00	7.00	0.05
					627.50	636.00	8.50	3.82
				incl.	629.00	632.00	3.00	9.98
					644.50	648.50	4.00	0.06
					652.50	653.50	1.00	0.85
					657.00	658.50	1.50	0.05
					666.50	667.00	0.50	0.07
					679.00	693.00	14.00	0.09
AR-16-110c2	327	-70	939.50	132.10	500.00	505.00	5.00	0.30
					534.50	535.00	0.50	3.44
					548.00	559.50	11.50	0.29
					564.50	572.50	8.00	0.05
					644.00	666.00	22.00	0.40
					675.50	678.00	2.50	0.06
					688.00	689.50	1.50	0.02
					697.50	698.50	1.00	0.12
					703.00	711.50	8.50	0.07
					717.50	734.50	17.00	0.14
					739.50	742.00	2.50	0.02
					766.50	768.00	1.50	0.10
					795.50	799.00	3.50	0.03
					855.00	859.50	4.50	0.28

AR-16-111c2	327	-69	857.50	122.00	417.50	420.00	2.50	0.07
					427.50	434.50	7.00	0.06
					454.00	456.00	2.00	0.04
					466.00	467.00	1.00	0.04
					473.00	479.00	6.00	0.01
					505.00	505.50	0.50	0.06
					512.50	513.00	0.50	0.01
					518.50	519.50	1.00	0.04
					522.50	531.00	8.50	0.04
					535.00	565.00	30.00	15.07
				incl.	542.50	548.50	6.00	51.97
				incl.	542.50	544.50	2.00	68.20
					568.50	569.50	1.00	0.03
					574.50	578.00	3.50	0.07
					580.50	585.00	4.50	0.06
					690.50	708.50	18.00	0.30
					846.50	849.00	2.50	0.02
					852.50	855.50	3.00	0.02
AR-16-112c1	327	-70	771.50	121.60	459.00	460.00	1.00	0.03
					467.00	468.50	1.50	0.04
					478.50	484.00	5.50	0.08
					487.00	488.00	1.00	0.04
					548.00	558.00	10.00	0.02
					568.00	583.00	15.00	3.46
				incl.	577.00	582.00	5.00	10.08
					599.00	600.00	1.00	0.14
					619.00	620.50	1.50	0.04
					627.50	631.50	4.00	0.11
					637.50	642.00	4.50	0.03
AR-16-112c2	327	-70	876.50	121.60	475.00	476.00	1.00	0.18
					491.50	492.50	1.00	0.24
					505.50	512.00	6.50	0.25
					567.00	568.50	1.50	0.05
					571.50	612.00	40.50	6.18
				incl.	576.50	600.50	24.00	10.35
				incl.	583.50	587.50	4.00	44.80
					758.50	760.00	1.50	0.03
AR-16-113c1	327	-70	879.50	138.40	520.50	521.50	1.00	0.07
					562.50	563.50	1.00	0.25
					569.50	570.00	0.50	0.05
					576.50	581.00	4.50	0.03

					583.50	584.50	1.00	0.14
					589.50	593.50	4.00	0.02
					598.00	598.50	0.50	0.03
					602.00	603.50	1.50	2.25
					608.00	625.00	17.00	1.83
					699.00	702.00	3.00	0.04
					707.00	712.50	5.50	0.17
					716.50	724.00	7.50	0.02
					734.50	735.50	1.00	0.03
					740.00	740.50	0.50	0.07
					748.50	753.50	5.00	0.17
					760.00	761.00	1.00	0.13
					764.00	771.00	7.00	0.95
					810.50	813.00	2.50	0.21
					815.50	820.00	4.50	0.19
AR-16-113c2	327	-70	960.50	138.40	543.00	544.00	1.00	0.22
					589.00	590.00	1.00	2.78
					600.50	601.00	0.50	0.08
					608.50	614.00	5.50	0.40
					618.00	619.00	1.00	1.61
					624.00	630.00	6.00	0.31
					635.00	636.00	1.00	0.53
					644.00	659.00	15.00	0.07
					664.00	668.00	4.00	0.05
					674.00	685.00	11.00	0.03
					696.00	716.50	20.50	0.04
					728.00	737.00	9.00	0.17
					753.00	755.50	2.50	0.16
					760.00	760.50	0.50	0.02
					784.00	785.00	1.00	0.05
					802.50	807.00	4.50	0.09
					844.50	845.00	0.50	0.19
					885.00	886.00	1.00	0.50

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All intervals are core lengths; true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP- MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals. Please see the Rook I Technical Report (as defined below) for detail of our QA/QC protocols.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth below please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014, the Bow Discovery in March 2015 and the Harpoon discovery in August 2016. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities and the completion of an updated mineral resource estimate. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, pending assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.